(d)(1)(C)(v)

January 1, 2013

Mr. Todd Modic
ING Investments, LLC
7337 E. Doubletree Ranch Road
Suite 100
Scottsdale, AZ  85258

Dear Mr. Modic:

Pursuant to the Management Agreement (the “Agreement”), dated February 25, 2004, as amended, between ING Investors Trust and ING Investments, LLC (“Manager”), we hereby notify you of our intention to retain you as Manager to render investment advisory services to ING Goldman Sachs Commodity Strategy Portfolio (the “Portfolio”), effective on January 1, 2013, upon all of the terms and conditions set forth in the Agreement.

Upon your acceptance, the Agreement will be modified to give effect to the foregoing by adding the Portfolio to the Amended Schedule A of the Agreement.  The Amended Schedule A, which indicates the annual investment management fee for the Portfolio, is attached hereto.

Please signify your acceptance to act as Manager under the Agreement with respect to the Portfolio by signing below.

Very sincerely, /s/ Michael J. Roland Michael J. Roland Executive Vice President ING Investors Trust

ACCEPTED AND AGREED TO:
ING Investments, LLC

By:      /s/ Todd Modic______
Name: Todd Modic
Title:   Senior Vice President

7337 E. Doubletree Ranch Rd. Suite 100 Scottsdale, AZ 85258-2034	Tel: 480-477-3000 Fax: 480-477-2700 www.ingfunds.com	ING Investors Trust

AMENDED SCHEDULE A
with respect to the
MANAGEMENT AGREEMENT
between
ING INVESTORS TRUST
and
ING INVESTMENTS, LLC

Series	Effective Date	Annual Investment Management Fee (as a percentage of average daily net assets)
ING Clarion Global Real Estate Portfolio		0.80% on first $250 million 0.775% on next $250 million 0.70% of assets in excess of $500 million
ING Goldman Sachs Commodity Strategy Portfolio	January 1, 2013	0.70% on the first $1 billion; and 0.65% on assets over $1 billion
ING Oppenheimer Active Allocation Portfolio	November 17, 2008	0.25% on all assets